

September 8, 2014

<u>Via E-mail</u>
Robert Greenberg, M.D., Ph.D.
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Building 3
Sylmar, California 91342

> **Re: Second Sight Medical Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-198073**

Dear Dr. Greenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Fee Table</u>

1. Please revise the fee table to include the "long-term investment rights" or provide a detailed legal analysis explaining why registration of these rights is not required.

2. Given the current structure of this transaction, including the two-year holding period required for purchasers of IPO Shares, please confirm that you intend to maintain an effective registration statement for the eventual acquisition of IPO Supplemental Shares, or provide an analysis as to why you do not believe you would be required to do so.

<u>Prospectus Cover Page</u>

3. Please ensure that your registration statement cover page fits on one page. See Item 501(b) of Regulation S-K.

Graphics, page 4

4.   We note the extensive use of text in your graphics here and on the inside back cover of the prospectus. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please revise your graphics accordingly.

Overview, page 6

5.   Your summary should be a balanced discussion of your business. In this regard, please balance your prominent discussion of the benefits of your Argus II product in the first paragraph of this section as well as the features described in the bullet points on page 7 with a discussion of the product's risks or disadvantages. Also, where you discuss the length of time that "several users" of your system have employed your system, please also disclose the average length of time your product is used and the total number of patients who have been implanted with your device. Finally, describe your limited revenues to date, your history of losses, your accumulated deficit and the fact that your auditor has included a paragraph in its opinion that there exists substantial doubt as to your ability to continue as a going concern.

6.   Please revise to explain briefly the nature and significance of the "reimbursement milestones" cited in the first three bullet points on page 7. Also revise to balance your current disclosure concerning reimbursement with equally prominent disclosure regarding the limited number of payers (numerically and geographically) and nature of reimbursement, as disclosed on pages 48-49.

7.   Please revise to clarify the nature of the "support" you have from the entities cited in the second full paragraph on page 7. Also describe the entities cited and explain their role in your industry.

8.   Given that you have not yet conducted a clinical study to demonstrate the safety and efficacy of the Argus II system to treat age-related macular degeneration, please tell us why you believe it is appropriate to include in your Summary the market size of this potential addressable market in the first paragraph on page 8 and in the penultimate paragraph on page 9. Provide similar information with respect to the potential addressable market described in the second paragraph on page 8 and last paragraph on page 9, given that you have not completed the design and development of the Orion I product. Alternatively, revise to remove these statistics.

9.   Refer to the awards mentioned in the bullet points on page 8. With a view toward clarified disclosure, please tell us what the criteria were to determine the recipient of each award, whether others also received the awards, and whether you provided any consideration to apply for or receive the awards. Also, where you have abbreviated the

award name or entity granting the award, please revise your disclosure to identify the full name of the award and the person or entity who granted the award.

Emerging Growth Company, page 11

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

11.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Long-Term Investor Rights, page 12

12.   Briefly describe the reasons why you are granting long-term investment rights and the purposes they are intended to accomplish, including the purposes of the 90-day direct registration feature, inability to transfer IPO shares without forfeiture and two-year holding period. Please also add an illustrative example of how the formula works to determine the amount of common stock to be issued on a long-term investment right. Please also explain what the formula is intended to achieve. Finally, we note that issuance of these rights relates to a "contractual obligation" of the Company. Please file that contract, or any other instrument defining the rights of LTIR holders, as an exhibit.

13.   Please revise your disclosure here and on page 86 to explain how fractional shares will be treated.

Use of Proceeds, page 13

14.   Here and on pages 42, 57 and 76, please revise to quantify the amounts of proceeds to be allocated to each purpose cited. Please revise to clarify whether the "clinical trial" referenced will be a trial to support an application for regulatory approval. Please also disclose the amount and sources of additional funds that may be needed to complete the clinical trial, including the "pilot study" or further studies related to an AMD indication, "increasing resolution" efforts, to complete pre-clinical trial development of the Orion I system, and to bring the Orion I system to market. Refer to Instruction 3 to Item 504 of Regulation S-K.

Risk Factors, page 16

15.   With a view toward appropriate risk factor disclosure, please tell us about your consideration of material risks to purchasers of your common stock subsequent to the initial public offering and prior to and after the issuance of shares underlying the long-term investment rights.

Litigation or third-party claims . . ., page 24

16.   Please revise to clarify the effect on your business from unfavorable resolutions to the patent proceedings you mention. In this regard, you disclose here that the challenges will not have any material effect on you; however, your disclosure on pages 25 and 54 refers to the patents providing a "significant impediment" to competitors. Please reconcile.

Certain of our stockholders . . ., page 30

17.   Given this risk factor, please tell us whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks.

Business, page 36

18.   Please revise your discussion on pages 37-39 regarding the potential use of your technology to address age-related macular degeneration and other diseases to state prominently that you have not yet conducted clinical trials to prove the efficacy of the Argus II system in treating macular degeneration and to describe prominently the current development status of the Orion I system. Revise the remaining discussion as necessary. For instance, revise the subheading "Other diseases resulting in blindness that can be treated by Orion I" accordingly.

Reimbursement, page 48

19.   Please expand your disclosure to explain what you mean by "coding, coverage and payment" and to explain the significance of having "obtained a required code and

payment" from Medicare. From the last paragraph of the "United States" section, it appears that Medicare coverage for your device and the procedure in which it is implanted is uncertain. However, your disclosure in the last paragraph on page 46 suggests that reimbursement in the United States is assured.

20.   With a view toward disclosure, please tell us the basis for your expectations regarding future reimbursement in the European countries you mention.

Our Licenses and Agreements, page 54

21.   Please expand to describe the material terms of each license agreement separately, including the term of each agreement and termination provisions. Also revise to clarify the scope of each license and describe the aspect or aspects of your device to which the license relates.

Our Manufacturing and Quality Assurance, page 54

22.   We note your disclosure that many components, materials and services necessary to produce and test your products are provided by sole source suppliers, as well as the effect on you from disruptions, as discussed on page F-12. Please expand to identify these suppliers and describe the material terms of your arrangements or agreements with them.

Management's Discussion and Analysis, page 56

Critical Accounting Policies, Stock-Based Compensation page 59

23.   We note that the grant price was based on the estimated fair value of the shares at the date of grant. Please progressively bridge for us the fair value per share determinations for each grant during 2013 and 2014 to the current estimated IPO price per share.

Results of Operations, Cost of Sales, page 60

24.   We note in footnote 4 on page F-41, that finished goods inventory increased to approximately $814,000 or 33% over the prior year and total inventory increased to approximately $3,943,000 or 68% over the prior year. However, your reserve for excess and obsolescence increased to approximately $1,596,000 or 188%. Tell us the factors that caused this significant increase in your reserve in the current year as compared to the increases in inventory and inventory levels. Please revise your MD&A discussion to include the impact your reserve account had on cost of sales, including explaining why the reserve balance exceeds the finished goods balance, and provide management's estimate as to the impact these reserves will have on future operations.

Comparison of Years Ended December 31, 2013 and 2012, page 62

25.   Please revise to clarify the effect on your results attributable to changes in price and volume. While we note your disclosure regarding increased numbers of Argus II sold in the periods presented, it also appears the price per unit varied substantially in each period. Please revise to clarify the reasons for such variation.

Executive Officers and Directors, page 67

26.   With a view toward disclosure, please tell us why Mr. Mann's business experience does not include Incumed, as referenced in note 2 on page 85, as well as the nature of the business Incumed conducts. Also, for each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Regulation S-K Item 401(e).

Capitalization, page 78

27.   "Cash" is not a component of capitalization as applicable to this disclosure. Please revise to remove that caption from the presentation of capitalization.

28.   We note that the number of shares of common stock outstanding after the offering excludes up to 3,500,000 shares issuable upon trigger of the Long Term Investment Right. Please tell us how you considered the issuance of the Long Term Investment Right in the presentation of your pro forma financial information.

Dilution, page 80

29.   Please separately disclose the change in net tangible book attributable to the conversion of all outstanding promissory notes. Also disclose how the numbers and percentages in the second table would change assuming exercise of all outstanding options and warrants.

Certain Relationships and Related Party Transactions, page 82

30.   Please revise to provide the information required by Regulation S-K Item 404 with respect to the lock-up exception granted to your CEO, as mentioned on page 91, including the reasons for the exception and the dates selected.

Notes to Consolidated Financial Statements, page F-32

Note 2 Summary of Significant Accounting Policies, page F-33

Geographic Concentrations, page F-35

31.   We note your foreign assets related to operations in Switzerland, your customer
        concentration of revenues, and your disclosure that all revenues were derived from
        Europe and the Middle East. Please expand your revenue disclosures to disclose
        separately the revenue from external customers attributable to individual foreign
        countries, if material. See paragraph 280-10-50-41 of the FASB Accounting Standards
        Codification.

Stock-Based Compensation, page F-36

32.   We note that for determining the expected volatility you based it upon average historical
        volatilities of comparable companies in the similar industry. Please provide to us the
        names of the companies you considered peer companies for purposes of determining the
        volatility assumption, the volatility of each, and tell us how you concluded that each
        company was similar to you in terms of industry, stage of life cycle, size, and financial
        leverage. Refer to paragraph 718-10-55-25 of the FASB Accounting Standards
        Codification.

Note 16. Subsequent Events, page F-49

33.   We note from page 86 and throughout the filing that in connection with the initial public
        offering, each beneficial owner of your common stock, who purchases shares directly in
        the offering, may qualify to receive up to, but no more than, one additional share of
        common stock from you per each share purchased in the offering pursuant to the
        contractual obligation of the company in association with the sale of the offered shares
        ("Long Term Investor Right"). Please tell us how you plan to account for the issuance of
        the Long Term Investor Right citing the applicable authoritative accounting guidance.

Item 14. Indemnification of Directors and Officers, page 96

34.   Your disclosure may not be qualified by reference to statutes. Please revise the first
        sentence accordingly.

Exhibits, page 99

35.   Please file the March 21, 2014 letter described on page 73 and the "Shareholders
        Agreement" mentioned on page 87. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Aaron A. Grunfeld, Esq.